     In this report, “Gerdau Ameristeel”, “we”, “us” and “our” refer to Gerdau Ameristeel Corporation and its subsidiaries and 50% owned joint ventures. The “Company” refers to Gerdau Ameristeel Corporation. This report contains forward-looking information with respect to our operations and future financial results. Actual results may differ from expected results for a variety of reasons including the factors discussed in the Management’s Discussion and Analysis section of Gerdau Ameristeel’s 2002 Annual Report. The following discussion and analysis should be read in conjunction with the consolidated statements and the accompanying notes contained in that report.

MANAGEMENT’S DISCUSSION AND ANALYSIS

     Our financial results are presented in United States dollars and in accordance with Canadian generally accepted accounting principles (“GAAP”). However, EBITDA (earnings before interest, taxes, depreciation and amortization) is a non-GAAP measure that management believes is a useful supplemental measure of cash available prior to debt service, capital expenditures and income tax. We calculate EBITDA by adding income (loss) from operations and depreciation and amortization which has been deducted in calculating income (loss) from operations. Investors are cautioned that EBITDA should not be construed as an alternative to net income determined in accordance with GAAP as an indicator of our performance or to cash flows from operations as a measure of liquidity and cash flows. Our method of calculating EBITDA, in particular, the inclusion of net non-recurring cash gains, may differ from the methods used by other companies and, accordingly, it may not be comparable to similarly titled measures used by other companies.

     On October 23, 2002, Gerdau S.A. combined its North American operations, referred to as Gerdau North America, with Co-Steel Inc. to form Gerdau Ameristeel Corporation. Accordingly, our financial results for the three months ended March 31, 2003 include the results for Gerdau North America and Co-Steel for the entire period. Our financial results for the three months ended March 31, 2002 are the financial results for Gerdau North America, the predecessor company for accounting purposes. This accounting treatment results from the use of the reverse-takeover method of purchase accounting. This method is appropriate because the controlling shareholder of Gerdau North America became the owner of more than 50% of the voting shares of the combined entity, Co-Steel, renamed Gerdau Ameristeel, on a fully-diluted basis following the transaction. We have also included in this report pro forma information for the three months ended March 31, 2002 which has been prepared as if the combination had taken place on January 1, 2002, adjusted for the impact of purchase price allocations. We have presented this information as we believe it is informative disclosure with respect to our operations. However, this pro forma information does not purport to represent what actual operating results would have been during those periods or to project what our future results will be in any future periods.

     SUMMARY FINANCIAL IN FORMATION

     The following table summarizes the results of Gerdau Ameristeel for the three months ended March 31, 2003 and for the three months ended March 31, 2002 on a pro forma and historical basis.

	For the Three Months Ended

	March 31, 2003	March 31, 2002	March 31, 2002
		Pro Forma	Historical

Shipments (Tons)
Rebar	403,278	316,861	191,422
Merchant/Special Sections	508,989	470,532	329,185
Rod	137,948	180,462	17,534
Flat rolled	172,550	182,563	—

Total Mill Finished Steel	1,222,765	1,150,418	538,141
Fabricated Steel	144,195	160,624	135,167

Total	1,366,960	1,311,042	673,308

Weighted average selling price
Mill external shipments	$292.36	$262.31	$274.82
Fabricated steel shipments	431.09	434.17	443.37
Scrap charged — $/ton	103.42	77.74	77.08

	For the Three Months Ended

	March 31, 2003	March 31, 2002	March 31, 2002
		Pro Forma	Historical

Income Statement (US $000s except EPS)
Net Sales	$444,378	$396,758	$217,983
(Loss) Income from			11,738
operations	(3,854)	19,023
Net (Loss) Income	(4,952)	7,589	1,275
EBITDA(1)	15,888	37,802	24,708
EPS — Basic	(0.03)	0.03	0.01
EPS — Diluted	(0.03)	0.03	0.01

	March 31, 2003

Balance Sheet (US $000s)
Net Working Capital(2)	$319,684
Cash	20,632
Debt(3)	547,962
Book Value	642,829
Market Capitalization	235,728

Notes:

(1)	EBITDA (earnings before interest, taxes, depreciation, and amortization) is calculated by adding (loss) income from operations and depreciation and amortization which has been deducted in calculating (loss) income from operations. The following shows how it has been calculated: (loss) income from operations. [Note: Insert table.] includes net non-recurring cash gains of $1.8 million in the first quarter of 2003 largely for $2.4 million Canadian utility cost refunds offset by charges relating to project startup costs in Knoxville, and $3.2 million in the first quarter of 2002 (actual and pro forma) largely from settlements with electrode suppliers.

(2)	Net working capital excludes cash and debt.

(3)	Debt excludes Convertible Debentures of $85.1 million.

     RESULTS OF OPERATIONS

     Net sales: Net sales for the three months ended March 31, 2003 were $444.4 million compared to $218.0 million on a historical basis and $396.8 million on a pro forma basis for the three months ended March 31, 2002, an increase of $226.4 million and $47.6 million, respectively. Versus last year’s historical results, the October 2002 merger with Co-Steel contributed additional net sales of $187.8 million for the three months ended March 31, 2003.

     First quarter shipments of finished steel from our mills was strengthened by orders from customers in advance of significant bar price increases that took effect on April 1. Finished tons shipped for the three months ended March 31, 2003 were 1,366,960 tons compared to 673,308 tons in the same period in 2002 on a historical basis , and 1,311,042 on a pro forma basis. Finished tons shipped by the former Co-Steel operations for the three months ended March 31, 2003 added 571,000 tons versus historical results. Versus last year on a pro forma basis, finished tons shipped increased by 56,000 tons, or 4%, in the three months ended March 31, 2003.

     Average mill finished goods selling prices were $292 per ton for the three months ended March 31, 2003, up by approximately $30 per ton, or 11% from the average pro forma selling price for the same period in 2002. However selling price increases were largely offset by scrap raw material costs that increased $26 per ton, or 34% from the same period last year. We expect that our $35/ton price increase on all rebar and merchant bar products , announced in the first quarter, will be fully reflected in our mill sales by the end of the second quarter of 2003.

     Cost of sales: Cost of sales as a percentage of net sales increased to 92.7% for the three months ended March 31, 2003 compared to 81.5% for the three months ended March 31, 2002 on a historical basis and 86.2% on a pro forma basis for that period. Cost of sales for the three months ended March 31, 2003 was $411.9 million compared to $177.7 million for the three months ended March 31, 2002 on a historical basis, and $342.0 million on a pro forma basis for that period, an increase of $234.2 million and $69.8 million, respectively. Versus historical results, the October 2002 merger with Co-Steel resulted in $185.5 million additional cost of sales for the three months ended March 31, 2003.

     First quarter cost of goods sold reflect a sharp runup in scrap raw material and energy costs. Scrap costs typically account for approximately 35% to 40% of our mill production costs. In the three months ended March 31, 2003, average scrap costs were approximately $28 per ton higher than in the three months ended March 31, 2002 and represented approximately 42% of our mill production costs , compared to approximately 34% for the same period in 2002. The increased cost of scrap was due to several market factors, including an abnormally high volume of scrap exported from the United States; reduced pig iron (a scrap alternative) production due to strikes in Venezuela; and weather-related curtailments of Russian exports. These factors have since abated and we see scrap costs softening to more moderate levels in the second quarter of 2003.

     Additionally, a harsh winter and geopolitical events resulted in a $12 per ton increase in electricity and natural gas costs for the three months ended March 31, 2003 compared to 2002. In 2002, energy costs averaged approximately $32 per ton of steel produced by our mills.

     Selling and administrative: Selling and administrative expenses as a percentage of net sales for the three months ended March 31, 2003 were 4.1% compared to 6.8% for the same period in the prior year and 5.1% on a pro forma basis. Selling and administrative expenses for the three months ended March 31, 2003 were $18.4 million compared to $14.8 million for the three months ended March 31, 2002 on a historical basis, and $20.2 million on a pro forma basis, an increase of $3.6 million and a decrease of $1.8 million, respectively. Versus historical, selling and administrative expenses increased compared to the three months ended March 31, 2002 due to the addition of the former Co-Steel operations. Versus pro forma, the $1.8 million savings reflects the elimination of redundant overheads and economies of scale of the merged company.

     Depreciation: Depreciation for the three months ended March 31, 2003 was $19.7 million compared to $13.0 million for the three months ended March 31, 2002 on a historical basis, and $18.8 million on a pro forma basis, an increase of $6.7 million and $0.9 million, respectively. Versus actual, the increase is due primarily to the addition of Co-Steel operations ($6.2 million).

     Other operating (income) expense: Other operating income for the three months ended March 31, 2003 was $1.8 million. This includes $2.4 million in electric power rebates from Ontario utilities were realized in the quarter. The Market Power Mitigation Rebate is determined based on a comparison between actual market cost and price caps. Rebates are projected to occur quarterly through May 1, 2006. The Whitby and Cambridge mills are subject to these rebates. Partially offsetting this income was a $0.5 million charge relating to startup costs associated with new process automation controls at the Knoxville rolling mill. Other operating expense for the three months ended March 31, 2002 was $0.8 million relating to the closing of the Wilmington, Delaware and St. Albans, West Virginia fabricating plants.

     Interest expense: Interest expense was $7.4 million for the three months ended March 31, 2003 compared to $10.8 million on a historical basis for the three months ended March 31, 2002, a decrease of $3.4 million due primarily to the conversion of related party debt to equity in September 2002 in connection with the combination with Co-Steel. Interest expense on the related party debt in the three months ended March 31, 2003 was approximately $0.3 million compared to $6.2 million on a historical basis for the three months ended March 31, 2002. Pro forma interest expense for the period ended March 31, 2002 was $10.4 million, or $3.0 million higher than the current quarter. Outstanding debt and effective interest rates are lower in the current quarter.

     Income taxes: Our effective income tax in the United States (including both federal and state) and Canada (including federal and provincial) was approximately 40% and 35%, respectively, for the three months ended March 31, 2003 and 2002. The Company has tax credits that offset income tax expense by approximately $2.5 million per quarter since the combination with Co-Steel.

     Segments: We have two primary business unit segments: (a) mills and (b) downstream:

     Mill operating profits for the three months ended March 31, 2003 were $2.3 million compared to $13.5 million on a historical basis for the three months ended March 31, 2002, a decrease of $11.2 million. The acquisition of the former Co-Steel mills resulted in increased volumes of 571,000 tons of finished steel in the three months ended March 31, 2003. The former Co-Steel mills had an operating loss of $5.8 million in the three months ended March 31, 2003 due to the winter related slowdown in shipments, flat selling prices and escalating scrap and energy costs.

     On a pro forma basis, mill finished steel shipments increased by 72,000 tons reflecting the rampup of merchant and structural shipments from the Cartersville mill which was acquired from Birmingham Steel in December 2001 and increased shipments in advance of the April 1 price increases. Average mill selling prices also improved by approximately $30 per ton in the three months ended March 31, 2003 compared to the three months ended March 31, 2002. The favorable volume and price variances were more than offset by higher scrap and energy costs to the extent that mill operating income was unfavorably impacted by approximately $21.0 million in additional costs in the three months ended March 31, 2003 compared to the three months ended March 31, 2002.

     Inclement weather and stagnant demand in the construction and manufacturing sectors of the U.S. economy have negatively impacted the typically higher margin downstream steel fabrication segment. Profits from the downstream segment were $0.3 million for the three months ended March 31, 2003 compared to $2.0 million for the three months ended March 31, 2002, a decrease of $1.7 million. Rebar fabricating profits declined as a result of lower prices and higher material costs in the three months ended March 31, 2003. The combination of lower shipments and higher rebar costs resulted in profits in the three months ended March 31, 2003 being $2.2 million lower than in the same period in 2002. Other downstream operations were not significantly different in the three months ended March 31, 2003 compared to the three months ended March 31, 2002.

     LIQUIDITY AND CAPITAL RESOURCES

     Cash Flows

     Operating activities: Net cash used by operations for the three months ended March 31, 2003 was $6.8 million compared to $7.5 million for the three months ended March 31, 2002. The addition of the Co-Steel operations represented $3.6 million of the use of funds in the three months ended March 31, 2003.

     For the three months ended March 31, 2003, accounts receivable increased by $66 million as a result of increased sales. Offsetting this increase was $41.3 million in increased liabilities due primarily to higher scrap and utility costs. Inventories declined by $11.1 million due to higher shipments.

     Investing activities: Net cash used in investing activities was $11.1 million in the three months ended March 31, 2003 compared to $10.1 million in the three months ended March 31, 2002, an increase of $1.0 million due to increased capital expenditures, primarily relating to the addition of the former Co -Steel operations.

     Financing activities: Net cash provided by financing activities was $22.0 million in the three months ended March 31, 2003 compared to $16.6 million in the three months ended March 31, 2002. In the three months ended March 31, 2002, additional borrowing against existing credit lines provided necessary funding. In October 2002, $325.8 million of related party debt of Gerdau North America was converted to equity in connection with the combination with Co-Steel. Related party interest expense, net of interest income, was $0.3 million for the three months ended March 31, 2003 compared to $6.2 million for the three months ended March 31, 2002 due to the conversion of debt to equity. In January and February 2003, Gerdau S.A. made loans totaling $30.0 million to our subsidiaries to increase liquidity within the group. These loans have been used for working capital purposes and bear interest at the rate of 6.5%. Interest expense associated with these loans in the three months ended March 31, 2003 was $0.3 million. Long-term debt was $182.1 million at March 31, 2003. The percentage of our long-term debt to total capital (which includes our long-term debt, minority interests and stockholders’ equity) was 22.1% at March 31, 2003.

     Credit Facilities and Indebtedness

     Our principal sources of liquidity have historically been cash flow generated from operations and borrowings under our existing credit agreements. In March 2003, the Company commenced a $750 million refinancing program which the Company expects to complete in the second quarter of 2003. If successful, the proceeds from the refinancing program will be used to repay existing revolving credit facilities and term loans. Our principal liquidity requirements are working capital, capital expenditures and debt service.

     We have no significant off-balance sheet financing arrangements or relationships with unconsolidated special purpose entities.

     On October 23, 2002, we completed our combination with Co-Steel. Our existing credit arrangements were entered into prior to the combination with Co-Steel by companies that are currently in our consolidated group. As part of the combination with Co-Steel, we were required to agree to maintain “status quo” segregation of Gerdau North America’s U.S. operations, its Canadian operations and Co-Steel’s operations if the business combination had not taken place in order to satisfy lenders’ lien rights. Under the status-quo agreement, we have not been able to manage our treasury functions, including cash management, in the most efficient manner, and available cash, while adequate under one credit arrangement, has not been available to offset shortfalls under one of the other credit arrangements.

     Interest on our outstanding debt is payable monthly, quarterly or semi -annually depending on the individual debt agreements. Interest on our convertible debentures is due semi-annually. Interest on the revolving credit agreements is due monthly or quarterly as required of each borrowing tranche. Total annual cash interest payments are currently approximately $40 million per year. Except for interest payments due in April and October of Cdn$4.1 million each, interest payments are made relatively equally throughout the year based on the borrowing tranches selected. We have discretion in selecting borrowing tranches and therefore have the ability to manage, in part, when payments are made.

     Each of our existing credit facilities has separate financial ratios which must be maintained or met. We are currently in compliance with the covenants, or have received waivers for non-compliance, under our debt agreements.

     The following is a summary of our existing credit facilities and other long tem debt:

     Ameristeel credit facility: Our main U.S. subsidiary, Ameristeel, had a $285 million credit facility outstanding on March 31, 2003. The Ameristeel facility is collateralized by first priority security interests in substantially all accounts receivable and inventory of Ameristeel as well as a lien on Ameristeel’s Charlotte Mill property, plant and equipment. The facility includes a $100 million term loan that amortizes at the rate of 25% per year beginning in December 2001. The facility matures in September 2005. The credit agreement contains certain covenants including the requirement to maintain financial ratios and limitations on indebtedness, liens, investments and disposition of assets and dividends. Ameristeel also must comply with other covenant ratios including EBITDA to cash interest expense. Ameristeel requested and received a waiver of non-compliance for the period March 31 through June 30, 2003 due to exceeding a 3.75 to one leverage ratio as defined in the credit agreement. Ameristeel was in compliance with the provisions of the credit agreement through December 31, 2002. Loans under the credit agreement bear interest at a per annum rate equal to one of several rate options (LIBOR, Fed Funds, or prime rate) based on the facility chosen at the time of borrowing plus an applicable margin determined by tests of performance from time to time. The effective interest rate on the credit agreement was approximately 4% at March 31, 2003 and December 31, 2002.

     As of March 31, 2003, the credit agreement, including the remaining $50.0 term loan component, had $170.0 million outstanding, of which $44.8 million was allocated to letters of credit ($36.8 million of which are being provided as credit backing for Ameristeel’s outstanding industrial revenue bonds and insurance obligations). As of March 31, 2003, we had $37.1 million of available borrowing capacity under the credit agreement.

     Gerdau Canada credit facility: Our subsidiaries Gerdau Ameristeel Cambridge Inc., Gerdau Ameristeel MRM Special Sections Inc. and GUSAP Partners had a Cdn$170.5 credit facility outstanding as of March 31, 2003. The revolving component of this facility has gross availability of Cdn$73 million with Cdn$62.9 borrowed by Gerdau Ameristeel Cambridge and Gerdau Ameristeel MRM Special Sections and Cdn$10.0 million of available borrowing capacity at March 31, 2003. The revolving facility is secured with a pledge of accounts receivable and inventory by Gerdau Ameristeel MRM Special Sections and Gerdau Ameristeel Cambridge. Loans borrowed under the revolving facility carry interest at floating market rates approximating the bank’s prime rate plus 1.75%, or bankers’ acceptance rate plus 2.75%. The term component of the facility had $49.9 million of loans outstanding to GUSAP Partners at March 31, 2003 and is fully drawn. Loans borrowed under the term facility carry interest at floating market rates approximating the bank’s prime rate plus 1.75%, or bankers’ acceptance rate plus 2.75%. Collateral for the credit facility includes: (i) Cdn$350 million demand debentures given by each of Gerdau Steel Inc., Gerdau MRM Holdings Inc., Gerdau Ameristeel MRM Special Sections and Gerdau Ameristeel Cambridge, each granting a first priority fixed charge on real estate, machinery and equipment, a first priority floating charge on all other assets and a first priority fixed charge on inventory to a maximum of Cdn$20 million, and accounts receivable; (ii) pledges and guarantees of some of our other subsidiaries; and (iii) a guarantee by Gerdau S.A. In addition, an “all risks” insurance policy for full insurable value on a replacement cost basis has been pledged to the lenders. This credit facility contains certain covenants, including the requirement to maintain financial ratios and limitations on indebtedness, investments and disposition of assets and dividends. Loans of this facility become due January 15, 2004. We have received waivers for noncompliance with certain covenants under this facility from our lenders as of December 31, 2002 and for the first three quarters of 2003.

     Co-Steel credit facilities: We are subject to four additional credit facilities with lenders to the former Co-Steel. As of March 31, 2003, the Co-Steel credit facilities included revolving credit facilities with $94.0 million outstanding and a reducing term loan totaling $96.8 million outstanding. At March 31, 2003, there is $6 million of available borrowing capacity under these facilities. The revolving facilities bear interest at the banker’s acceptance rate or LIBOR plus 2% to 5% depending on debt to EBITDA ratios. The term loans bear interest at a fixed rate of 8.9% to 10.9% depending on debt to EBITDA ratios. The revolving facilities expire on January 15, 2004, and the reducing term loan reduces by $59 million on January 15, 2004, and by $12.5 million on July 15th in each of the years 2004 to 2006. The facilities are secured by a first charge against substantially all assets of the former Co-Steel entities.

     Convertible debentures: Our unsecured, subordinated convertible debentures in the principal amount of Cdn$125 million bear interest at 6.5% per annum, mature on April 30, 2007, and, at the holders’ option, are convertible into our common shares at a conversion price of Cdn$26.25 per share. Under the terms of the trust indenture for the convertible debentures, no adjustment to the conversion price is required if we issue common shares in a customary offering. The debentures are redeemable after April 30, 2002, at our option, at par plus accrued interest. We have the right to settle the principal amount by the issuance of common shares based on their market value at the time of redemption. Since the convertible debentures can be redeemed by us by the issuance of common shares, the debenture obligations are classified as shareholders’ equity. Interest on the shareholders’ equity component, net of related income taxes, is charged to reinvested earnings, and is deducted from the net earnings or added to net loss in calculating basic earnings per share.

     Industrial revenue bonds: We had $36.8 million of industrial revenue bonds outstanding as of March 31, 2003 and December 31, 2002. These bonds were issued by Ameristeel to construct facilities in Jackson, Tennessee; Charlotte, North Carolina; Jacksonville, Florida; and Plant City, Florida. The latest bond, in the amount of $3.6 million, is associated with the Cartersville cold drawn facility we acquired from Republic Technologies in June 2002. The interest rates on these bonds range from 50% to 75% of the prime rate. The industrial revenue bonds mature in 2003, 2014, 2017 and 2018. These bonds are secured by letters of credit issued pursuant to Ameristeel’s revolving facility.

     Joint venture facilities: Our 50% owned joint venture, Gallatin Steel, has a $40.0 million revolving credit facility with $8 million outstanding as at March 31, 2003.

     AmeriSteel Bright Bar, Inc. facilities: As of March 31, 2003, the AmeriSteel Bright Bar, Inc. facility had a $3.5 million term loan outstanding.

     Related party loans: In the first quarter of 2003, Gerdau S.A. made loans totaling $30.0 million to our subsidiaries to increase liquidity within the group. These loans have been used for working capital purposes and bear interest at the rate of 6.5%. The loans do not have a stated maturity, but we expect to repay these loans from the June 2003 refinancing proceeds.

     On October 23, 2002, in connection with our combination with Co-Steel, $325.8 million of net indebtedness owed to subsidiaries of Gerdau S.A. that are not part of our consolidated group was converted into equity in our company. All of these loans bore interest that was expensed, but not payable on a current basis.

     Capital Expenditures

     We spent $11.1 million on capital projects in the three months ended March 31, 2003 compared to $10.1 million in the same period in 2002 on a historical basis and $11.5 on a pro forma basis an increase of $1.0 million on a historical basis and a decrease of $0.4 million on a pro forma basis. Over $6.5 million of our capital expenditures for the three months ended March 31, 2003 related to projects committed to in 2002. We anticipate spending up to $59.6 million on capital projects in the remainder of 2003. Projects include rolling mill electrical control system upgrades at the Charlotte mill; new warehouses at the Cartersville and Whitby mills; a new air filtration system at the Cambridge mill; and a caster upgrade at the Jackson mill.

     OUTLOOK

     Our financial performance for the March quarter was a disappointing start for the first fiscal year of the newly combined entities. Consistent with the overall industry conditions, Gerdau Ameristeel experienced a convergence of escalating ferrous scrap costs, inflationary energy costs and distressed steel demand due to the weakening economy and harsh seasonal weather. We expect improvements in spring and summer steel demand to support recently announced bar price increases and to contribute to partial recovery from historically depressed margin levels. Favourable weather trends should also increase the collection and processing of scrap and the price relief from improvements in the supply/demand balance. Price moderation ni the global energy sector should also reverse the recent spike in this key cost component.

Jorge Gerdau Johannpeter Chairman of the Board	Phillip E. Casey President and CEO

May 30, 2003